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April 10, 2018

BY EDGAR

Mr. Joshua Shainess
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
www.sec.gov

RE:     Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Filed November 16, 2017
Form 10-Q for the Quarterly Period Ended December 31, 2017
Filed February 8, 2018
File No. 001-32686

Request for extension to respond to Staff Comment Letter dated April 9, 2018

Dear Mr. Shainess:

Viacom Inc. (the “Company”) has received a comment letter dated April 9, 2018 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on form 10-K for fiscal year ended September 30, 2017 (the “Form 10-K”) and the Company’s quarterly report on form 10-Q for the quarterly period ended December 31, 2017 (the “Form 10-Q”).

As I discussed with the Staff on April 10, 2018, the Company hereby requests an extension to provide the requested response in connection with the Form 10-K and Form 10-Q on or before May 4, 2018.

Kindly confirm by return email if this extension has been approved by the Staff.

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (212) 848-7678 or LJacobs@shearman.com or Christa D’Alimonte at (212) 846-5933 or Christa.DAlimonte@viacom.com.

Very truly yours,

/s/ Lisa L. Jacobs

cc:    Robert M. Bakish – President and Chief Executive Officer – Viacom Inc.

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